MERGERS/REORGANIZATIONS
NATIONS FUND, INC.

On October 10, 2001, the Board of Trustees/Directors of each fund listed in the left column below (each a "Fund") approved an Agreement and Plan of Reorganization (the "Reorganization") pursuant to which a successor fund to each fund shown in the right column (the "Acquiring Fund") will acquire all of the assets and liabilities of each corresponding Fund in exchange for shares of equal value of the Acquiring Fund. On March 27, 2002, shareholders of each Fund approved the Reorganization. The Reorganization occurred and each Fund ceased operations on May 10, 2002. The principal effect of this Reorganization was to transfer each Fund's investment into an investment in a corresponding Acquiring Fund with substantially similar investment objective, principal investment strategies and investment risks.

    FUND                        REORGANIZED INTO A NEWLY CREATED SUCCESSOR FUND
Equity Income                         Convertible Securities
Prime                                 Cash Reserves
Treasury                              Treasury Reserves

On October 10, 2001, the Board of Trustees/Directors of the Small Company Fund (the "Fund") approved its Reorganization into a newly created successor fund that is substantially identical to the existing Fund. On March 27, 2002, the shareholders of the Fund approved the Reorganization. The Reorganization occurred on May 10, 2002. At that time, shares of the Fund were exchanged for shares of equal value of the newly created successor fund. The principal effect of this Reorganization was to redomicile the Fund in Delaware, under a Delaware business trust structure that management believes provides greater flexibility and efficiency in certain corporate and organizational matters.